



NUMBER

WT

THE TERMS OF THIS WARRANT ARE SET FORTH IN THE COMPANY'S PROSPECTUS DATED FEBRUARY 2012 (THE "PROSPECTUS") AND ARE INCORPORATED HEREIN BY REFERENCE. COPIES OF THE PROSPECTUS ARE AVAILABLE UPON REQUEST FROM CONTINENTAL STOCK TRANSFER & TRUST COMPANY, THE WARRANT AGENT.

WARRANTS

CUSIP 681659 13 2

Omagine

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

WARRANT CERTIFICATE EVIDENCING TRANSFERABLE REDEEMABLE COMMON STOCK PURCHASE WARRANTS. WARRANT EXERCISE PRICE: $10.00 PER SHARE

(VOID IF NOT EXERCISED ON OR BEFORE THE WARRANT EXPIRATION DATE (AS SET FORTH IN THE PROSPECTUS))

THIS CERTIFIES THAT:

PROOF

the registered owner whose name is inscribed hereon or any party to whom this Warrant is transferred in accordance with its terms is the owner of the number of Warrants set forth on the face of this Warrant Certificate, each of which entitles the owner to purchase 1 share of common stock, $0.001 par value per share, of Omagine, Inc., a Delaware corporation, at a per share purchase price of $10.00 on the terms and subject to the conditions set forth in the Prospectus and instructions below and on the reverse side hereof. The transferable Warrants represented by this Warrant Certificate may be exercised or transferred by duly completing Section 1 and Section 3 and by returning the full payment of the exercise price for each Warrant exercised. Special delivery instructions may be specified by completing Section 2 and Section 3 on the reverse side hereof.

THE WARRANTS EVIDENCED BY THIS WARRANT CERTIFICATE MAY NOT BE EXERCISED OR TRANSFERRED UNLESS THE BELOW AND THE REVERSE SIDE HEREOF IS PROPERLY COMPLETED AND DULY SIGNED, WITH A SIGNATURE MEDALLION GUARANTEE, IF APPLICABLE. This certificate is governed by the laws of New York.

WITNESS the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

DATED:

OMAGINE, INC.

Charles P. Kuczynski
SECRETARY

OMAGINE, INC. CORPORATE SEAL 2004 DELAWARE

Frank J. Drohan
PRESIDENT

COUNTERSIGNED:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY
JERSEY CITY, NJ
TRANSFER AGENT

BY:

AUTHORIZED OFFICER

OMAGINE, INC. ($10.00 WARRANT)

SECTION 1. EXERCISE OR TRANSFER OF WARRANTS

SUBSCRIPTION CERTIFICATE

(To be executed only upon exercise of Warrant)

The undersigned registered owner of this Warrant (the "Holder") irrevocably exercises this Warrant and agrees to purchase ____________ shares of $.001 par value common stock ("Common Stock") of Omagine, Inc. (the "Company"), all at the price of $10.00 per share and on the terms and conditions specified in this Warrant.

ISSUE OF A NEW WARRANT

(To be executed only upon partial exercise or full or partial transfer of Warrant)

Please issue ____________ Warrants, each representing the right to purchase shares of Common Stock of the Company to the registered holder.

FORM OF TRANSFER

(To be executed only upon transfer of Warrant)

FOR VALUE RECEIVED, the undersigned registered Holder of this Warrant sells, assigns and transfers unto the Assignee named below all of the rights of the undersigned under the Warrant, with respect to the number of shares of Common Stock set forth below (the "Transfer"):

Name of Assignee ______________________ Address ____ No. of Shares ______________

The undersigned irrevocably constitutes and appoints Continental Stock Transfer & Trust Company as the undersigned's attorney-in-fact, with full power of substitution, to make the Transfer of the Warrants on the books of the Company.

Dated: _________________________ , 20 _____. ____

(Signature of Holder)

NAME OF HOLDER: ____

Street Address: ____

City: ___________________________ State: __________ Zip/Postal Code: _________________ Country: ________________________________

Method of Payment. Check the following as appropriate:

❑ An uncertified check drawn on a U.S. bank payable to "Continental Stock Transfer & Trust Company, Inc.", as Warrant Agent.

❑ A cashier's check drawn on a U.S. bank payable to "Continental Stock Transfer & Trust Company, Inc.", as Warrant Agent.

❑ Wire transfer directly to the segregated account maintained at JPMorgan Chase by Continental Stock Transfer & Trust Company, Inc., as Warrant Agent (see enclosed instructions).

FULL PAYMENT FOR THE SHARES UNDERLYING THE WARRANTS BEING EXERCISED MUST ACCOMPANY THIS FORM AND MUST BE MADE IN UNITED STATES DOLLARS BY AN UNCERTIFIED CHECK OR CASHIER'S CHECK DRAWN UPON A UNITED STATES BANK OR WIRE TRANSFER PAYABLE TO THE WARRANT AGENT IN ACCORDANCE WITH THE ENCLOSED INSTRUCTIONS.

SECTION 2. SPECIAL INSTRUCTIONS

SPECIAL ISSUANCE (a) OR DELIVERY INSTRUCTIONS (b) FOR WARRANT HOLDERS:

(a) To be completed ONLY if the shares representing the Common Stock are to be issued in a name other than that of the registered Warrant Holder. (See the Instructions.) COMPLETE SECTION 4. MEDALLION GUARANTEE OF SIGNATURE(S).

ISSUE COMMON STOCK TO: ____

(PRINT NAME)

____

(SOCIAL SECURITY OR TAX ID NUMBER) (PRINT FULL ADDRESS)

(b) To be completed ONLY if the shares representing the Common Stock are to be sent to an address other than that shown on the front of this Warrant Certificate. (See the Instructions.)

____

(PLEASE PRINT NAME)

____

(PRINT FULL ADDRESS)

SECTION 3. SIGNATURE(S)

I acknowledge that I have received the Prospectus covering the Warrants and the Common Shares underlying the Warrants and I hereby irrevocably exercise the number of Warrants indicated above, all on the terms and conditions specified in the Prospectus.

____

____

Signature(s) of Warrant Holder(s)

IMPORTANT: THE SIGNATURE(S) MUST CORRESPOND IN EVERY PARTICULAR, WITHOUT ALTERATION, WITH THE NAME(S) AS PRINTED ON THE FRONT OF THIS WARRANT CERTIFICATE.

If signature is by trustee(s), executor(s), administrator(s), guardian(s), attorney(s)-in-fact, agent(s), officer(s) of a corporation or another acting in a fiduciary or representative capacity, please provide the following information (please print). See the instructions.

Name(s): ____ Capacity (Full Title): ______________________

SECTION 4. MEDALLION GUARANTEE OF SIGNATURE(S)

YOU MUST HAVE YOUR SIGNATURE MEDALLION GUARANTEED IF YOU WISH TO HAVE YOUR SHARES ISSUED TO SOMEONE OTHER THAN THE REGISTERED WARRANT HOLDER.

Your signature must be guaranteed by an Eligible Guarantor Institution, as defined in Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended. These generally include (a) a commercial bank or trust company, (b) a member firm of a domestic stock exchange, or (c) a credit union.

DELIVERY TO AN ADDRESS OTHER THAN THE ADDRESS LISTED BELOW WILL NOT CONSTITUTE VALID DELIVERY.

Return this Warrant Certificate by mail, hand or overnight courier to: Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor, New York, NY 10004, Attn: Reorganization Department.
For Confirmation or Information: Telephone: (212) 509-4000, ext. 536

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